UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GULFMARK OFFSHORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402629307

402629505

402629406

(CUSIP Number)

Tidewater Inc.

Attn: Bruce D. Lundstrom, EVP & General Counsel

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

(713) 470-5300

with a copy to:

Curtis R. Hearn

Hope M. Spencer

Jones Walker LLP

201 St. Charles Ave, Suite 5100

New Orleans, LA 70170

(504) 582-8000

and a copy to:

James R. Griffin

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

CUSIP No. 402629307; 402629505; 402629406

1	NAMES OF REPORTING PERSONS Tidewater Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,624,346(1) shares of common stock, par value $0.01 per share, of GulfMark Offshore, Inc. (“GulfMark Common Stock”)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,346(1) shares of GulfMark Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.99%(2)
14	TYPE OF REPORTING PERSON CO

(1)	As described in greater detail in this Schedule 13D (this “Statement”), an aggregate of 2,624,346 shares of GulfMark Common Stock is reported because Tidewater Inc., a Delaware corporation (“Tidewater”), has entered into Voting Agreements (as defined under Item 3) with the GulfMark Supporting Stockholders (as defined under Item 3) covering certain shares of GulfMark Common Stock beneficially owned by the GulfMark Supporting Stockholders. The filing of this Statement shall not be construed as an admission by Tidewater that it is the beneficial owner of any GulfMark Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(2)	Percentage calculated represents the quotient of the number of shares of GulfMark Common Stock subject to the Voting Agreements divided by 7,500,275 shares of GulfMark Common Stock, the number of shares of GulfMark Common Stock that GulfMark has represented to Tidewater in the Merger Agreement (as defined in Item 3) as being issued and outstanding as of the close of business on July 12, 2018.

ITEM 1.	Security and Issuer

This Statement relates to the common stock, par value $0.01 per share, of GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The principal executive offices of GulfMark are located at 842 West Sam Houston Parkway North, Suite 400, Houston, Texas 77024.

ITEM 2.	Identity and Background

(a)    This Statement is filed by Tidewater.

(b)    The principal executive offices of Tidewater are located at 6002 Rogerdale Road, Suite 600, Houston, Texas 77072.

(c)    Tidewater, together with its subsidiaries, owns and operates one of the largest fleets of offshore support vessels in the industry, with over 60 years of experience supporting offshore energy exploration and production activities worldwide. Tidewater’s vessels and associated vessel services provide support for all phases of offshore exploration, field development and production. These services include towing of, and anchor handling for, mobile offshore drilling units; transporting supplies and personnel necessary to sustain drilling, workover and production activities; offshore construction and seismic and subsea support; and a variety of specialized services such as pipe and cable laying. Tidewater’s offshore support vessel fleet includes vessels that are operated under joint ventures, as well as vessels that have been stacked. At March 31, 2018, Tidewater owned or chartered 207 vessels (excluding eight joint venture vessels, but including 70 stacked vessels) available to serve the global energy industry.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Tidewater is set forth in Annex A.

(d)    During the last five years Tidewater has not, and none of the persons referred to in Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years Tidewater has not, and none of the persons referred to in Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The citizenship of each of the persons referred to in Annex A is set forth on Annex A.

ITEM 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4, Tidewater entered into an Agreement and Plan of Merger, dated as of July 15, 2018 (the “Merger Agreement”), with GulfMark. Concurrently with the execution of the Merger Agreement, each of Raging Capital Management, LLC (“Raging”) and 5 Essex, L.P. (“5 Essex” and together with Raging, the “GulfMark Supporting Stockholders”) entered into a voting and support agreement with Tidewater, dated as of July 15, 2018 (each a “Voting Agreement” and collectively, the “Voting Agreements”).

The GulfMark Common Stock to which this Statement relates has not been purchased or otherwise acquired by Tidewater, and no funds or consideration were expended by Tidewater in connection with entering into the Voting Agreements. For a description of the Merger Agreement and the Voting Agreements, see Item 4 below, which description is incorporated by reference into this Item 3.

ITEM 4.	Purpose of Transaction

As described in Item 3 above, this Statement is being filed in connection with the Merger Agreement and the Voting Agreements.

Merger Agreement

The Merger Agreement provides, among other things, that a to-be-formed wholly-owned subsidiary corporation of Tidewater (“Merger Sub”) will merge with and into GulfMark, resulting in GulfMark becoming a wholly-owned subsidiary of Tidewater (the “First Merger”). Immediately thereafter, Tidewater will cause GulfMark to merge into a to-be-formed wholly-owned subsidiary limited liability company of Tidewater (“NewCo”), with NewCo continuing as a wholly-owned subsidiary of Tidewater (the “Second Merger” and, together with the First Merger, the “Mergers”). Together, the Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Mergers are expected to close in the fourth quarter of 2018, subject to possible extension under certain circumstances described in the Merger Agreement.

Upon consummation of the First Merger, each issued and outstanding share of GulfMark Common Stock, other than any shares held in treasury, will be converted into the right to receive 1.100 (the “Exchange Ratio”) shares of Tidewater common stock, par value $0.001 per share (“Tidewater Common Stock”), with cash paid in lieu of any fractional shares. At the effective time of the First Merger, each outstanding GulfMark warrant will be converted automatically into a warrant representing a right to acquire Tidewater Common Stock, subject to Jones Act limitations on the foreign ownership of Tidewater, on substantially the same terms and conditions as applied to such GulfMark warrant immediately prior to the effective time of the First Merger, except that the number of shares of Tidewater Common Stock subject to such GulfMark warrant will be adjusted to reflect the Exchange Ratio as provided in the Merger Agreement. In addition, all restricted stock units of GulfMark that are outstanding as of the effective time of the First Merger (collectively, the “GulfMark Rollover RSUs”) will be converted automatically into a substantially similar award for Tidewater Common Stock, subject to their existing terms and conditions (including vesting terms) in effect as of immediately prior to the effective time of the First Merger, with the number of Tidewater Common Stock subject to such GulfMark Rollover RSUs being adjusted in accordance with the Exchange Ratio.

The consummation of the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) is subject to the satisfaction or waiver, if legally permitted, of certain customary conditions, including (i) the adoption of the Merger Agreement by the stockholders of GulfMark and the approval of the share issuance by the stockholders of Tidewater; (ii) the registration statement on Form S-4 used to register the Tidewater Common Stock to be issued in the First Merger having been declared effective under the Securities Act of 1933, as amended; (iii) the shares of Tidewater Common Stock issuable in connection with the First Merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance; (iv) receipt of specified required regulatory approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, if applicable; (v) the absence of any governmental order or law prohibiting the consummation of the Transactions; (vi) the accuracy of representations and warranties of the parties and compliance by each of the parties in all material respects with all of its covenants; and (vii) no material adverse effect with respect to Tidewater or GulfMark since the date of the Merger Agreement. In addition, each party’s obligation to complete the Mergers is subject to its receipt of a tax opinion to the effect that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The Merger Agreement also provides that, upon consummation of the Transactions, Tidewater’s board of directors will be increased from seven to ten members, three of whom will be designated by GulfMark and seven of whom will be designated by Tidewater.

The Merger Agreement contains representations and warranties and covenants customary for a transaction of this nature. Each of Tidewater and GulfMark has agreed, among other things, subject to certain exceptions, to conduct its respective business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Mergers. Tidewater and GulfMark are each subject to restrictions on their ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, or approve or recommend an alternative acquisition proposal with third parties regarding such proposals during the period between the execution of the Merger Agreement and the effective time of the Mergers, except under circumstances to permit Tidewater’s and GulfMark’s respective boards of directors to comply with their respective fiduciary duties. Subject to certain exceptions, each of the parties has agreed to use its reasonable best efforts to take or cause to be taken actions necessary to consummate the Transactions, including with respect to obtaining required government approvals, if any.

The Merger Agreement provides that Tidewater and GulfMark may mutually agree to terminate the Merger Agreement before completing the Transactions. In addition, either party may decide to terminate the Merger Agreement if: (i) the Transactions are not consummated by January 31, 2019, subject to possible extension under certain circumstances described in the Merger Agreement; (ii) a court or other governmental entity issues a final, non-appealable order permanently prohibiting the Transactions; (iii) GulfMark’s stockholders fail to adopt the Merger Agreement; (iv) Tidewater’s stockholders fail to approve the issuance of Tidewater Common Stock; (v) a Triggering Event (as defined in the Merger Agreement) occurs by the other party; or (vi) the other party breaches its representations and warranties or covenants in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Transactions, subject to the right of the breaching party to cure the breach within 30 days.

In addition, one party may be required to pay a termination fee to the other party ($35 million by Tidewater to GulfMark or $13 million by GulfMark to Tidewater) if the Transactions are not consummated under certain circumstances, including: (i) its board of directors fails to recommend that its stockholders adopt the Merger Agreement (in the case of GulfMark) or approve the issuance of shares of Tidewater Common Stock under applicable New York Stock Exchange rules (in the case of Tidewater); (ii) its board of directors takes (or fails to take) certain actions that indicate a lack of support for the Transactions; (iii) it enters into or consummates an alternative transaction within one year following termination of the Merger Agreement (either as a result of reaching the Merger Agreement’s end date or due to a stockholder “no” vote, in each case, in a situation where such alternative transaction was disclosed prior to such termination and was not later withdrawn); and (iv) it materially breaches its non-solicitation obligations resulting in an acquisition proposal or it materially breaches the stockholder meeting covenant.

The purpose of the Merger Agreement is to acquire control of the entire equity interest in GulfMark. As of the effective time of the First Merger, (i) the certificate of incorporation of GulfMark will be amended to read in its entirety substantially as the certificate of incorporation of Merger Sub as in effect immediately prior to the effective time of the First Merger (except the name shall remain “GulfMark Offshore, Inc.”), and (ii) the bylaws of GulfMark will be amended to conform to the bylaws of Merger Sub as in effect immediately prior to the effective time of the First Merger.

Following the First Merger, the GulfMark Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the GulfMark Common Stock, and registration of the shares of GulfMark Common Stock under the Exchange Act will be terminated.

A copy of the Merger Agreement is attached to, and incorporated by reference into, this Statement as Exhibit 99.1. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The above description of the Merger Agreement and the copy of the Merger Agreement attached as Exhibit 99.1 have been included to provide investors with information regarding terms of the Transactions. It is not intended to provide any other factual information about Tidewater, GulfMark or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Tidewater or GulfMark included in their public reports filed with the Securities and Exchange Commission. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of the dates specified in the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations, qualifications or other particulars agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts or made for other purposes, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Tidewater’s public disclosures.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Tidewater and each of the GulfMark Supporting Stockholders entered into a Voting Agreement pursuant to which the GulfMark Supporting Stockholders have agreed, among other things and subject to the terms and conditions of the Voting Agreements, to vote 1,709,464 shares of GulfMark Common Stock, in the case of Raging, and 914,882 shares of GulfMark Common Stock, in the case of 5 Essex (in the aggregate, the “Covered Shares”), beneficially owned by each, respectively, in favor of the adoption of the Merger Agreement and the approval of the Transactions, including the Mergers. The GulfMark Supporting Stockholders also agreed to certain restrictions on transfer of the Covered Shares as well as restrictions on transfer of voting rights with respect to the Covered Shares. The obligations of the GulfMark Supporting Stockholders under the Voting Agreements will automatically terminate without any further action required by any person upon the earliest to occur of (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Mergers become effective; (iii) the occurrence of a Company Change in Recommendation (as defined in the Merger Agreement) by GulfMark’s board of directors in compliance with the terms of the Merger Agreement; (iv) certain amendments to the Merger Agreement; or (v) the mutual agreement of Tidewater and such GulfMark Supporting Stockholder to terminate the Voting Agreement.

Shared voting power with respect to the Covered Shares owned by the GulfMark Supporting Stockholders may be deemed to have been acquired through the execution of the Voting Agreements. The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of GulfMark.

Copies of the Voting Agreements (which include the names and number of shares of GulfMark Common Stock beneficially held by each Supporting Stockholder, as represented by the Supporting Stockholders to Tidewater) are attached to, and incorporated by reference into, this Item 4 as Exhibit 99.2 and Exhibit 99.3. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements.

Except as set forth in this Statement and in connection with the Mergers described above, Tidewater does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

(a)    As a result of entering into the Voting Agreements, Tidewater may be deemed to be the beneficial owner of 2,624,346 shares of GulfMark Common Stock held by the GulfMark Supporting Stockholders, or approximately 34.99% of the issued and outstanding GulfMark Common Stock based on the number of shares represented by GulfMark to Tidewater in the Merger Agreement as being issued and outstanding as of the close of business on July 12, 2018. The filing of this Statement shall not be construed as an admission by Tidewater that it is the beneficial owner of any GulfMark Common Stock for purposes of Section 13(d) or 13(g) of the Exchange Act. Tidewater is not entitled to any rights as a stockholder of GulfMark as to the shares of GulfMark Common Stock covered by the Voting Agreements, except as otherwise expressly provided for in the Voting Agreements. To the knowledge of Tidewater, no shares of GulfMark Common Stock are beneficially owned by any of the persons identified in Annex A.

(b)    Tidewater may be deemed to have shared voting power with respect to 2,624,346 shares of GulfMark Common Stock held by the GulfMark Supporting Stockholders due to the terms of the Voting Agreements.

(c)    To the knowledge of Tidewater, no transactions in shares of GulfMark Common Stock have been effected during the past sixty days by Tidewater or any of the persons named on Annex A other than in connection with the execution of the Voting Agreements.

(d)    To the knowledge of Tidewater, no person other than the GulfMark Supporting Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares referenced in Item 5(b).

(e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is incorporated by reference in this Item 6. Except as otherwise described in this Statement, to the knowledge of Tidewater, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between any such person and any other person, with respect to any securities of GulfMark.

ITEM 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1:	Agreement and Plan of Merger, dated as of July 15, 2018, by and between Tidewater Inc. and GulfMark Offshore, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tidewater with the Securities and Exchange Commission on July 16, 2018).

Exhibit 99.2:	Voting and Support Agreement, dated as of July 15, 2018, by and between Tidewater Inc. and Raging Capital Management, LLC.

Exhibit 99.3:	Voting and Support Agreement, dated as of July 15, 2018, by and between Tidewater Inc. and 5 Essex, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2018

TIDEWATER INC.

By:	/s/ Bruce D. Lundstrom
Bruce D. Lundstrom
Executive Vice President, General Counsel and Secretary

ANNEX A

Executive Officers and Directors of Tidewater Inc.

Unless otherwise indicated, each of the individuals named below is a citizen of the United States and the business address of each individual is 6002 Rogerdale Road, Suite 600, Houston, Texas 77072.

Name	Relationship to Company	Present Principal Occupation or Employment (if different from relationship to Company)	Principal Business Address (if different from above)
Thomas R. Bates, Jr.	Director	Director and Chairman of the board of each of Tidewater Inc., Independence Contract Drilling, Inc., and Vantage Drilling International.	—

Alan J. Carr	Director	Chief Executive Officer of Drivetrain, LLC.	630 Third Avenue 21st Floor New York, NY 10017

Randee E. Day	Director	Chief Executive Officer of Goldin Maritime, LLC.	350 Fifth Avenue New York, NY 10118

Dick Fagerstal	Director	Chairman and Chief Executive Officer of Global Marine Holdings LLC and Executive Chairman of Global Marine Systems Ltd.	115 East Putnam Avenue 3rd Floor Greenwich, CT 06830

Steven L. Newman	Director	Former Chief Executive Officer and director of Transocean Ltd. and director of Dril-Quip, Inc. and SNC-Lavalin Group Inc.	—

Larry T. Rigdon	Director	Former Interim President and Chief Executive Officer of Tidewater Inc.	—

John T. Rynd	Director, President, and CEO	—	—

Quinn P. Fanning	EVP and Chief Financial Officer	—	—

Jeffrey A. Gorski	EVP and Chief Operating Officer	—	—

Bruce D. Lundstrom	EVP, General Counsel and Secretary	—	—